FORM 12b-25 Notification of Late FIling
Check One [X] Form 10Q
For Period Ended: June 30, 2000

Part I - Registrant Information

Full Name of Registrant  Tutornet.com Group, Inc.
Former Name              Zycom, Inc.
Address of Principal Executive Office  14120 Newbrook Drive, Suite 101
City/State/Zip Code      Chantilly, VA  20151

Part II - Rules 12b-25(b) AND (c)

[X] (a) (b)

Part III

The Company is currently in the process of finalizing negotiations with several key strategic partners and should be complete within the next three to four weeks. Due to these intense negotiations, a recent significant reduction in workforce and other infrastructure requirements, and the relocation of our corporate office, it will not be possible for the Company to fully complete the disclosures in its Form 10Q and accompanying financial statements within the prescribed filing time period.


Part IV

(1) Name and telephone number of person to contact in regard to this notification
    Euburn R. A. Forde  703-961-9666
(2) [X] Yes
(3) [X] No

Name of Registrant as Specified in Charter  Euburn R. A. Forde